As filed with the Securities and Exchange Commission on February 18, 1999
                                            Securities Act File No. 333-39839
                                     Investment Company Act File No. 811-6156

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                AMENDMENT NO. 1

              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                                (Name of Issuer)
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                      (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 per share
                         (Title of Class of Securities)
                                  589945 10 4
                     (CUSIP Number of Class of Securities)
                                 Arthur Zeikel
              Merrill Lynch High Income Municipal Bond Fund, Inc.
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
                                                  (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                   Copies to:

     Thomas R. Smith, Jr., Esq.               Patrick D. Sweeney, Esq.
     Brown & Wood LLP                         Merrill Lynch Asset Management
     One World Trade Center                   P.O. Box 9011
     New York, New York  10048-0557           Princeton, New Jersey  08543-9011

                                January 15, 1999
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)

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


     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on January 15, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, Eastern time, on February 12, 1999 (the "Expiration Date"). Pursuant to the Offer, 514,314.426 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.78 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $5,544,309.51.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.




February 18, 1999                  By /s/ Terry K. Glenn
                                      -----------------------------------------
                                     (Terry K. Glenn, Executive Vice President)

                                Brown & Wood LLP
                             One World Trade Center
                         New York, New York 10048-0557
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599




   VIA ELECTRONIC FILING
   ---------------------

                                                              February 18, 1999




   Securities and Exchange Commission
   450 Fifth Street, N.W.
   Judiciary Plaza
   Washington, D.C.  20549

   Attention:  Division of Investment Management

         Re:  Merrill Lynch High Income Municipal Bond Fund, Inc.
         Amendment No. 1 to Issuer Tender Offer Statement
         on Schedule 13E-4
   ------------------------------------------------

   Dear Sirs:

     On behalf of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on January 15, 1999 and terminated on February 12, 1999.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5620.

                                               Very truly yours,


                                                /s/ David J. Camp